Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127

For Immediate Release	July 31, 2006
Canadian Superior Reiterates Recommendation that Canada Southern
Shareholders Should Accept Canadian Superior’s Amended and Revised Offer
CALGARY, ALBERTA—(CCNMatthews — July 31, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada further reiterated today that shareholders of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW) should accept the amended and revised offer from Canadian Superior. On July 26, 2006, Canadian Superior extended its previous offer for Canada Southern and is in the process of amending its bid for Canada Southern. As previously announced, Canadian Superior is amending its offer for Canada Southern with a new bid that is estimated to be worth Cdn $17.10 per share (US $14.97). Under the amended offer, shareholders of Canada Southern will have the right to elect to receive either (i) 2.0 shares of Canadian Superior, Cdn $2.50 cash and a 25% net profit interest, in the form of separately tradable Arctic Royalty Trust Units (“ART’s”) that will be registered and tradable securities, in up to approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands (the “amended consideration”), or (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s original offer for Canada Southern. Canadian Superior estimates the value of the net profit interest portion of the amended consideration to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place. In the Western Canada sedimentary basin, natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. Canadian Superior’s offer of the amended consideration is conditional on Canadian Superior’s success in acquiring at least 66 2/3% of the outstanding shares of Canada Southern.
Oil and gas exploration and development is a high risk speculative business and there can be no assurance to investors that drilling will be productive or that shareholders who elect to receive the amended consideration will realize any royalties on the net profit interest portion of the amended consideration. There are currently no announced plans to develop Canada Southern’s Arctic Islands natural gas resources, and future operations, if any, in the Arctic Islands may be curtailed, delayed or cancelled as a result of numerous factors, including mineral lease title deficiencies, equipment failures, weather conditions, shortages or delays in sourcing qualified personnel, shortages or delays in the delivery of equipment, ability to access surface topography, compliance with governmental requirements or other factors. The future commercial success of oil and natural gas exploration, development and production activities is subject to certain risks, including risks set out in Canadian Superior’s annual information form, which was filed with applicable Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”).
Canadian Oil Sands Limited (“Canadian Oil Sands”) (TSX:COS.UN) is currently offering Canada Southern shareholders US $13.10 (approximately Cdn $14.81) and their bid expires at 8:00 a.m. (MST) on August 1, 2006, as compared to Canadian Superior’s amended offer estimated to be worth Cdn $17.10 per share (US $14.97). If Canadian Oil Sands is successful in acquiring 66 2/3% of the outstanding shares of Canada Southern, Canadian Superior will have the right to withdraw or terminate its offer of the amended consideration.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian operations, Trinidad and Tobago holdings and offshore Nova Scotia interests.

This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the SEC in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone:  (403) 294-1411
Fax:      (403) 216-2374
www.cansup.com